UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                  October 7, 2005

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TDC ANNOUNCEMENT

IN CONTINUATION OF TDC'S STOCK EXCHANGE ANNOUNCEMENT NO. 17 OF 17 AUGUST 2005 TDC CONFIRMS THAT NON-BINDING INDICATIONS OF INTEREST HAVE BEEN RECEIVED.

In the light hereof, TDC's Board of Directors has decided that it is in the best interest of TDC and its shareholders to explore these indications. No information can be given with regard to the possible outcome or the timeframe for conclusion of these investigations. Further announcements to the market, if any, will be made as and when considered appropriate or necessary by TDC.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S



Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com




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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     October 7, 2005                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations